SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 4, 2006
(Commission File No. 1-15024)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Investor Relations	Novartis International AG CH-4002 Basel Switzerland

Novartis Corporation
608 Fifth Avenue
New York, NY 10020
USA

- Investor Relations Release -

Novartis passes 50% acceptance threshold in offer for NeuTec Pharma

•                  Novartis has purchased approximately 2.4 million shares, or 8.3% of outstanding share capital, as part of plans to acquire UK specialty biopharmaceuticals company

•                  Novartis has now acquired or received valid acceptances from shareholders for approximately 52% of the existing issued share capital

•                  Offer will remain open for acceptance until 13:00 British Summer Time on July 13, 2006

Basel, July 3, 2006 — Novartis announced today that it had purchased approximately 2.4 million shares, or 8.3% of the outstanding shares, in NeuTec Pharma plc (LSE: NTP) as part of its plans to acquire the UK biopharmaceutical company specializing in hospital anti-infectives.

Valid acceptances for an additional 43.5% of NeuTec shares were received during the initial offer period. As a result, Novartis has now acquired or received valid acceptances from shareholders for approximately 15.1 million NeuTec shares representing approximately 52% of the existing issued share capital.

The offer has been extended and will remain open for acceptance until 13:00 British Summer Time on July 13, 2006. The offer remains subject to a 90% acceptance condition as well as regulatory and other conditions. Please refer to the Rule 2.5 Announcement and the Offer Document, available at www.novartis.com.

The NeuTec Board of Directors unanimously recommended a cash offer announced on June 7 for Novartis to acquire the company for GBP 10.50 per share, which values NeuTec at approximately GBP 305 million (USD 569 million).

NeuTec will expand the access of Novartis to the dynamic hospital segment of the worldwide anti-infectives market through Mycograb® for the treatment of fungal infections and Aurograb® for serious bacterial infections.

About NeuTec (www.neutecpharma.com)

NeuTec Pharma plc is a UK biopharmaceutical company formed in 1997 by Professor James Burnie and Professor Ruth Matthews. It specializes in the development of genetically recombinant antibodies, or “grabs,” for the treatment of life-threatening infections. The development of NeuTec’s products is based on identifying naturally occurring potentially protective antibodies from patients who have recovered from bacterial or fungal infections and uses these to generate recombinant antibodies to treat these infections. As a result, NeuTec believes these compounds to be intrinsically safer than antibiotics. NeuTec was listed in February 2002 on the AIM, the London Stock Exchange’s global market for smaller, growing companies.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, treat disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 96,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

Disclaimer

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by the words such as “potential”, “expected”, “will” and “intends”, or similar expressions, or by express or implied discussions regarding potential regulatory approval of products under development, or potential future revenues from such products, or other express or implied discussions of strategies, plans and expectations. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to significant risks, uncertainties and assumptions. There can be no guarantee that any of the potential products described in this press release will be approved for sale in any market, or that any of them will achieve any particular level of sales. In particular, management’s expectations regarding these products and the success of the transaction described above could be affected by, among other things, unexpected research results; additional analysis of clinical data; new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays, or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures; the risk that the business being acquired will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; as well as factors discussed in the Company’s Form 20-F filed with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements. These forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward looking statement is based.

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Media and Investor Relations contacts

John Gilardi	Richard Jarvis
Novartis Global Media Relations
Novartis Investor Relations
+41 61 324 3018 (direct)	+41 61 324 4353 (direct)
+41 79 596 1408 (mobile)	+41 79 214 4523 (mobile)
john.gilardi@novartis.com	richard.jarvis@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 4, 2006	By:	/s/ Malcolm B. Cheetham
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting